

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2/A-2

File No. 69-302

Statement by Holding Company Claiming
Exemption under Rule U-3A-2 from the
Provisions of the Public Utility Holding
Company Act of 1935

FPL GROUP, INC.

Filed on June 26, 2002

FPL Group, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. FPL Group, Inc. (FPL Group), the claimant, is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach, Florida 33408. FPL Group's business is the holding of all the outstanding capital stock of its subsidiaries. For information regarding FPL Group's subsidiaries, other than any exempt wholesale generator (EWG), as of December 31, 2001, see Appendix 1.

2. The claimant's only subsidiary public utility company is Florida Power & Light Company (FPL), a Florida corporation, which is an electric utility. At December 31, 2001, FPL and the claimant had the following generating facilities:

Facility	Location	No. of Units	Fuel	Net Capability (mw) [a]
FPL:				
Steam turbines:				
Cape Canaveral	Cocoa, FL	2	Oil/Gas	806
Cutler	Miami, FL	2	Gas	213
Manatee	Parrish, FL	2	Oil	1,619
Martin	Indiantown, FL	2	Oil/Gas	1,613
Port Everglades	Port Everglades, FL	4	Oil/Gas	1,240
Riviera	Riviera Beach, FL	2	Oil/Gas	567
St. Johns River Power Park (SJRPP)	Jacksonville, FL	2	Coal/Petroleum Coke	254 [b]
St. Lucie	Hutchinson Island, FL	2	Nuclear	1,553 [c]
Sanford	Lake Monroe, FL	2	Oil/Gas	523
Scherer	Monroe County, GA	1	Coal	658 [d]
Turkey Point	Florida City, FL	2	Oil/Gas	800
		2	Nuclear	1,386
Combined-cycle:				
Fort Myers	Fort Myers, FL	1	Gas	894 [e]
Lauderdale	Dania, FL	2	Gas/Oil	854
Martin	Indiantown, FL	3	Gas	1,233
Putnam	Palatka, FL	2	Gas/Oil	498
Combustion turbines:				
Fort Myers	Fort Myers, FL	12	Oil	636
Lauderdale	Dania, FL	24	Oil/Gas	840
Port Everglades	Port Everglades, FL	12	Oil/Gas	420
Diesel units:				
Turkey Point	Florida City, FL	5	Oil	12
TOTAL				16,619

---

[a] Represents FPL's net ownership interest in plant capacity. After including the 1,101 mw FPL expects to add by mid-2002, FPL's expected net warm weather peaking capability for the summer of 2002 is approximately 17,720 mw.

[b] Represents FPL's 20% ownership interest in each of SJRPP Units Nos. 1 and 2, which are jointly owned with the Jacksonville Electric Authority (JEA).

[c] Excludes Orlando Utilities Commission's and the Florida Municipal Power Agency's combined share of approximately 15% of St. Lucie Unit No. 2.

[d] Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with the JEA.

[e] Represents six gas-combustion turbines in simple-cycle operation as part of a repowering project. Plant is expected to be in combined-cycle operation by June 2002.

Transmission and Distribution. At December 31, 2001, FPL owned and operated 505 substations and the following electric transmission and distribution lines:

Nominal Voltage	Overhead Lines Pole Miles	Trench and Submarine Cable Miles
500 kv	1,107 [a]	-
230 kv	2,304	31
138 kv	1,448	50
115 kv	671	-
69 kv	164	14
Less than 69kv	40,458	22,779
Total	46,152	22,874

---

[a] Includes approximately 75 miles owned jointly with the JEA.

3. Florida Power & Light Company

Total kwh of Electric Energy Sold & Purchased
Year Ended December 31, 2001

State	kwh Sold	Revenue $	kwh Purchased	Purchased $
Arkansas	-	-	5,619,000	$ 175,588
Ohio	-	-	873,000	24,126
North Carolina	-	-	4,988,000	168,817
Georgia	347,014,000	$ 19,320,355	8,745,180,000	179,402,914
South Carolina	-	-	9,486,000	382,034
Tennessee	-	-	24,668,000	1,067,643
Total electric energy sold at wholesale or purchased outside the State of Florida or at the State line	347,014,000	19,320,355	8,790,814,000	$ 181,221,122
Florida	93,140,984,633	7,344,770,778		
Total electric energy sold (at retail or wholesale)	93,487,998,633	$ 7,364,091,133		

Total MMBtu's of Gas Sold & Purchased
Year Ended December 31, 2001

State	MMBtu's Sold	Revenue $	MMBtu's Purchased	Purchased $
Alabama	3,512,037	$ 14,065,657	33,031,383	$ 103,100,384
Louisiana	9,222,294	37,211,679	184,252,528	746,057,951
Mississippi	15,000	63,000	16,308,535	53,435,556
Texas	-	-	1,251,177	3,359,933
Total gas sold at wholesale or purchased outside the State of Florida	12,749,331	51,340,335	234,843,623	$ 905,953,824
Florida	3,093,060	18,596,342		
Total gas sold at wholesale	15,842,391	$ 69,936,677		

FPL had no natural or manufactured gas distributed at retail and no electric energy distributed at retail outside of Florida.

4. FPL Group has the following interests in EWG's:

Doswell Limited Partnership (Doswell) is located in Ashland, Virginia. The business address of Doswell is 10098 Old Ridge Road, Ashland, VA 23005. Doswell has two facilities, a 708 megawatt gas-fired combined cycle plant and a 171 megawatt gas-fired simple cycle plant, which sells 100% of its power to Virginia Electric and Power Company. At December 31, 2001, ESI LP, Inc. and Doswell I, Inc. collectively owned 100% of the partnership interests in Doswell, an EWG, and ESI Doswell GP, Inc. owns 100% of Doswell I, Inc. ESI Energy, LLC (ESI Energy) is the parent of ESI LP, Inc. and ESI Doswell GP, Inc. ESI Energy is a wholly-owned subsidiary of FPL Energy, LLC (FPL Energy) which is wholly-owned by FPL Group Capital Inc (FPL Group Capital), a wholly-owned subsidiary of FPL Group. Commitments in connection with an expansion project at Doswell were approximately $500 thousand at December 31, 2001. FPL Energy had outstanding letters of credit and guarantees of approximately $22.3 million at December 31, 2001 for obligations under purchase and sale of power and fuel agreements. Senior secured bonds issued by an affiliate of Doswell are unconditionally guaranteed by Doswell. Fees for management and administrative services in 2001 totaled $331,099. FPL Group Capital has provided a guarantee, in lieu of posting cash or other security, to satisfy Doswell's obligation to fund a major maintenance account and debt service reserve. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantee.

Capitalization and earnings during the reporting period were:

Total equity	$ 30,314,399
Total debt obligations (intercompany)	$ 413,950,000
Net income	$ 46,628,970
FPL Group's equity in net income	$ 46,628,970

Hawkeye Power Partners, LLC (Hawkeye, A/K/A Cerro Gordo), is located in Ventura, Iowa. The business address of Hawkeye is 10586 Balsam Avenue, Ventura, IA 50482. The facility is a 42 megawatt wind plant which sells 100% of its power to Interstate Power Company. At December 31, 2001, ESI Hawkeye Power, LLC owned 100% of Hawkeye, an EWG. ESI Energy is the parent of the entity that has an interest in Hawkeye. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. Fees for management and administrative services in 2001 totaled $165,081.

Capitalization and earnings during the reporting period were:

Total equity	$ 39,541,611
Total debt obligations	$ 0
Net income	$ 1,705,960
FPL Group's equity in net income	$ 1,705,960

Gray County Wind Energy, LLC (Gray County) is located in Montezuma, Kansas. The business address of Gray County is 100 W. Mexitili, Montezuma, Kansas 67867. The facility is a 112 megawatt wind plant which sells 100% of its power to Utilicorp United, Inc. At December 31, 2001, FPL Energy Gray County Wind, LLC owned 100% of Gray County, an EWG. ESI Energy is the parent of the entity that has an interest in Gray County. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has an outstanding letter of credit of approximately $73.5 million at December 31, 2001 for obligations under turbine and tower purchase agreements. Fees for management and administrative services in 2001 totaled $17,000.

Capitalization and earnings during the reporting period were:

Total equity	$ 99,144,609
Total debt obligations	$ 0
Net income	$ 154,747
FPL Group's equity in net income	$ 154,747

Lake Benton Power Partners II, LLC (Lake Benton) is located in Ruthton, Minnesota. The business address of Lake Benton is 150 Evans Street, Box F, Ruthton, MN 56170. The facility is a 104 megawatt wind plant which sells 100% of its power to Northern States Power. At December 31, 2001, FPL Energy Lake Benton Acquisitions, LLC owned 100% of Lake Benton, an EWG. ESI Energy is the parent of the entity that has an interest in Lake Benton. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $10.8 million at December 31, 2001 for obligations under purchase and sale of power agreements. Fees for management and administrative services in 2001 totaled $100,000.

Capitalization and earnings during the reporting period were:

Total equity	$	111,035,373
Total debt obligations	$	0
Net loss	$	(933,239)
FPL Group's equity in net loss	$	(933,239)

Lamar Power Partners, LP (Lamar) and its wholly-owned subsidiary Intexco I, LP are located in Paris, Texas. The business address of Lamar is P.O. Box 520, Paris, TX 75461. The facility is a 1000 megawatt natural gas-fired combined-cycle facility which sells its power to a variety of facilities as well as to the market. At December 31, 2001, FPL Energy Paris GP, Inc., and FPL Energy Paris LP, LLC collectively owned 99% of Lamar, an EWG. ESI Energy is the parent of the entities that have an interest in Lamar. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has outstanding letters of credit of approximately $5 million at December 31, 2001 for obligations under purchase and sale of power and fuel agreements and other payments subject to certain contingencies.

Capitalization and earnings during the reporting period were:

Total equity	$	442,468,061
Total debt obligations	$	0
Net income	$	44,959,649
FPL Group's equity in net income	$	44,510,053

West Texas Wind Energy Partners, LP (West Texas Wind, A/K/A Southwest Mesa) is located in McCamey, Texas. The business address of West Texas Wind is P.O. Box 547, McCamey, TX 79752. The facility is a 75 megawatt wind plant which sells 100% of its power to Central and Southwest Services, Inc. At December 31, 2001, ESI West Texas Energy, Inc., and ESI West Texas Energy LP, LLC collectively owned 100% of West Texas Wind, an EWG. ESI Energy is the parent of the entities that have an interest in West Texas Wind. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. FPL Group Capital has guaranteed $3 million at December 31, 2001 for obligations under purchase and sale of power agreements and other payments subject to certain contingencies. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital guarantee. Fees for management and administrative services in 2001 totaled $165,054.

Capitalization and earnings during the reporting period were:

Total equity	$	26,688,655
Total debt obligations (intercompany)	$	40,096,000
Net loss	$	(2,534,169)
FPL Group's equity in net income	$	(2,534,169)

FPL Energy Maine, Inc. (FPLE Maine) holds a portfolio of hydro and fossil facilities located throughout the state of Maine, of which 1,120 megawatts qualify for EWG status. The business address of FPLE Maine is 100 Middle Street, Portland, ME 04101. Power is sold either to the ISO New England power market or to third parties via power sales contracts. At December 31, 2001, FPLE Maine owned 100% of FPL Energy Maine Hydro, LLC, FPL Energy Wyman, LLC, FPL Energy Mason, LLC and FPL Energy Cape, LLC, and 61.7831% of FPL Energy Wyman IV, LLC, all of which are EWGs. FPLE Maine is 100% owned by FPL Energy, which is a wholly-owned subsidiary of FPL Group Capital, a wholly-owned subsidiary of FPL Group.

Capitalization and earnings during the reporting period were:

Total equity	$	516,019,842
Total debt obligations	$	0
Net income	$	53,448,765
FPL Group's equity in net income	$	53,448,765

FPL Energy MH50, LP (MH50), is located in Marcus Hook, PA. The business address of MH50 is P.O. Box 426, Delaware Avenue & Green Street, Marcus Hook, PA 19061. The facility is a 50 megawatt gas-fired simple cycle plant which sells 100% of its power to the PJM power market. At December 31, 2001, FPL Energy MH50, GP LLC and FPL Energy MH50, LP LLC each owned partnership interests in MH50, an EWG. These interests in the aggregate equal 100%. ESI Energy is the parent of the entities that own MH50. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group.

Capitalization and earnings during the reporting period were:

Total equity	$	15,119,519
Total debt obligations	$	0
Net income	$	1,410,933
FPL Group's equity in net income	$	1,410,933

ESI Vansycle Partners, LP (Vansycle), is a 25 megawatt wind plant located in Helix, Oregon, which sells 100% of its power to Portland General Electric Company. The business address of Vansycle is P.O. Box 310, Helix, OR 97835. At December 31, 2001, ESI Vansycle GP, Inc. (ESI GP) and ESI Vansycle LP, Inc. (ESI LP) own 1% and 99%, respectively, of Vansycle, an EWG. ESI GP and ESI LP are wholly-owned subsidiaries of ESI Energy. ESI Energy is a wholly-owned subsidiary of FPL Energy, which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Energy has guaranteed $500,000 for site remediation at the Vansycle plant. Fees for management and administrative services in 2001 totaled $78,792.

Capitalization and earnings during the reporting period were:

Total equity	$	24,524,075
Total debt obligations	$	0
Net income	$	904,201
FPL Group's equity in net income	$	904,201

FPL Energy Vansycle LLC (Stateline), is a 263 megawatt wind plant located in Umatilla County, Oregon and Walla Walla County, Washington, which sells 100% of its power to Pacificorp Power Marketing, Inc. The business address of Stateline is P.O. Box 409, Touchet, WA 99360. At December 31, 2001, ESI Energy owns 100% of Stateline, an EWG. ESI Energy is a wholly-owned subsidiary of FPL Energy, which is a wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. FPL Group Capital has an outstanding letter of credit of approximately $1.5 million at December 31, 2001. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letter of credit.

Capitalization and earnings during the reporting period were:

Total equity	$	203,234,493
Total debt obligations	$	0
Net loss	$	(262,624)
FPL Group's equity in net loss	$	(262,624)

Badger Windpower, LLC (Badger, A/K/A Montfort), is located in Montfort, Wisconsin. The business address of Badger is 3145 Anderson Lane, Montfort, WI 53569. The facility is a 30 megawatt wind plant which sells 85% of its power to Wisconsin Electric - Wisconsin Gas, a subsidiary of Wisconsin Energy Corporation, and 15% of its power to Alliant Energy-Wisconsin Power and Light. At December 31, 2001, Badger Windpower Holdings, LLC owned 100% of Badger, an EWG. ESI Energy is the parent of the entity that has an interest in Badger. ESI Energy is a wholly-owned subsidiary of FPL Energy which is wholly-owned by FPL Group Capital, a wholly-owned subsidiary of FPL Group. ESI Energy has guaranteed $1.0 million for restoration of county roads to prior condition.

Capitalization and earnings during the reporting period were:

Total equity	$	30,022,627
Total debt obligations	$	0
Net income	$	852,191
FPL Group's equity in net income	$	852,191

FPL Energy Pecos Wind I, LP (Pecos I) and FPL Energy Pecos Wind II, LP (Pecos II), are located in McCamey, Texas. The business address of Pecos I and II is P.O. Box 547, McCamey, TX 79752. Each of the facilities is an 80 megawatt wind plant which sells 100% of its power to TXU Electric Company. At December 31, 2001, FPL Energy Pecos Wind I GP, LLC, and FPL Energy Pecos Wind I LP, LLC, collectively owned 100% of Pecos I, an EWG. At December 31, 2001, FPL Energy Pecos Wind

II GP, LLC, and FPL Energy Pecos Wind II LP, LLC, collectively owned 100% of Pecos II, an EWG. ESI Energy is the parent of the entities that have an interest in Pecos I and II. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. FPL Group Capital has issued letters of credit of $2.5 million at December 31, 2001 for obligations under purchase and sale of power agreements. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letters of credit. Fees for management and administrative services in 2001 totaled $150,000.

Capitalization and earnings during the reporting period were:

Total equity	$ 128,121,578
Total debt obligations	$ 0
Net loss	$ (1,087,316)
FPL Group's equity in net loss	$ (1,087,316)

FPL Energy Upton Wind I, LP (Upton I), FPL Energy Upton Wind II, LP (Upton II), FPL Energy Upton Wind III, LP (Upton III), and FPL Energy Upton Wind IV, LP (Upton IV), are located in Upton County, Texas. The business address of Upton I, II, III and IV is P.O. Box 547, McCamey, TX 79752. Upton I is a 79.3 megawatt wind plant which sells 100% of its power to Austin Energy. Upton II is a 79.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton III is a 79.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. Upton IV is a 40.3 megawatt wind plant which sells 100% of its power to Reliant Energy Renewables, Inc. At December 31, 2001, FPL Energy Upton Wind I GP, LLC, and FPL Energy Upton Wind I LP, LLC, collectively owned 100% of Upton I, an EWG. At December 31, 2001, FPL Energy Upton Wind II GP, LLC, and FPL Energy Upton Wind II LP, LLC, collectively owned 100% of Upton II, an EWG. At December 31, 2001, FPL Energy Upton Wind III GP, LLC, and FPL Energy Upton Wind III LP, LLC, collectively owned 100% of Upton III, an EWG. At December 31, 2001, FPL Energy Upton Wind IV GP, LLC, and FPL Energy Upton Wind IV LP, LLC, collectively owned 100% of Upton IV, an EWG. ESI Energy is the parent of the entities that have interests in Upton I, II, III and IV. ESI Energy is a wholly owned subsidiary of FPL Energy which is wholly owned by FPL Group Capital, a wholly owned subsidiary of FPL Group. FPL Energy has guaranteed $10.8 million at December 31, 2001 for obligations under the Engineering, Procurement and Construction Agreement (EPC). Upton I and FPL Group Capital have issued a letter of credit for $50 million at December 31, 2001 with RES (Construction) L.P. for obligations under the EPC regarding wind turbines. Under a separate agreement between FPL Group and FPL Group Capital, FPL Group has guaranteed the payment obligations of FPL Group Capital under certain of its "Debt," which is defined so as to include the FPL Group Capital letter of credit.

Capitalization and earnings during the reporting period were:

Total equity	$ 257,493,653
Total debt obligations	$ 0
Net loss	$ (1,406,080)
FPL Group's equity in net loss	$ (1,406,080)

Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 26th day of June, 2002.

FPL Group, Inc.

K. MICHAEL DAVIS
K. Michael Davis
Controller and Chief Accounting Officer
(Principal Accounting Officer)

(Corporate Seal)

Attest:

D. P. COYLE
D. P. Coyle, General Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

K. Michael Davis
Controller and Chief Accounting Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

APPENDIX 1

SUBSIDIARIES OF FPL GROUP, INC.
December 31, 2001

Name	Jurisdiction of Incorporation	Location	Nature of Business
FPL GROUP CAPITAL INC	Florida	Juno Beach, FL	Holds the stock of and provides the funding for the operating companies other than FPL.
*Alandco Inc.	Florida	Juno Beach, FL	Holds real estate investments.
**Alandco I, Inc.	Florida	Juno Beach, FL	Holds real estate investments.
**Alandco/Cascade, Inc.	Florida	Juno Beach, FL	Holds real estate investments.
*CAS Investments, Inc.	Delaware	Wilmington, DE	Owns investment securities.
*FPL Energy Services, Inc.	Florida	Miami, FL	Formed to provide ongoing services to implement energy programs.
**EDMpro.com, Inc.	Delaware	Juno Beach, FL	Data management company.
*FPL Energy, LLC	Delaware	Juno Beach, FL	Participates in energy market and clean fuel generation.
**BAC Investment Corp.	Delaware	Wilmington, DE	Manages intangible assets.
**ESI Energy, LLC	Delaware	Juno Beach, FL	Participates in energy market and clean fuel generation.
***Alpha Joshua (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Alpha Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Arkansas EcoEnergy Center, LLC	Delaware	Juno Beach, FL	Inactive.
***Badger Windpower Holdings, LLC	Delaware	Juno Beach, FL	Holding company.
***Beta Mariah (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Beta Willow (Prime), Inc.	California	Juno Beach, FL	Inactive.
***Big Sandy Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
***Blythe Energy Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Blythe, LLC	Delaware	Juno Beach, FL	Inactive.
*****Blythe Energy, LLC	Delaware	Juno Beach, FL	Inactive.
***Boulevard Associates, LLC	Delaware	Juno Beach, FL	Formed to acquire land options.
***Calhoun Power Company II Transmission Co., LLC	Delaware	Juno Beach, FL	Inactive.
***Calhoun Power Company II, LLC	Delaware	Juno Beach, FL	Formed to develop gas fired project.
***Coosa River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Coosa River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Altamont Acquisitions, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Antilles LP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Antilles, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Australia II, Inc.	Delaware	Juno Beach, FL	Inactive.
***ESI Bay Area GP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Bay Area, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Brady, Inc.	Florida	Juno Beach, FL	Participated in a geothermal project.
***ESI California Holdings, Inc.	California	Juno Beach, FL	Holding company.
****CH Ormesa LP, Inc.	Florida	Juno Beach, FL	Participates in a geothermal project.
****CH Ormesa, Inc.	Florida	Juno Beach, FL	Participates in a geothermal project.
****CH POSDEF LP, Inc.	Florida	Juno Beach, FL	Participates in a coal project.
****ACME POSDEF Partners, L.P.	Florida	Juno Beach, FL	Participates in a coal project.
****CH POSDEF, Inc.	Florida	Juno Beach, FL	Participates in a coal project.
****ESI Sky River, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Calistoga GP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Calistoga LP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Cherokee GP, Inc.	Florida	Juno Beach, FL	Participates in a combined cycle natural gas project.
***ESI Cherokee Holdings, Inc.	Florida	Juno Beach, FL	Participates in a combined cycle natural gas project.
****Cherokee County Cogeneration Corp.	Delaware	Juno Beach, FL	Participates in a combined cycle natural gas project.
****ESI Cherokee MGP, Inc.	Florida	Juno Beach, FL	Participates in a combined cycle natural gas project.
***ESI Cherokee LP, Inc.	Florida	Juno Beach, FL	Participates in a combined cycle natural gas project.
****ESI Cherokee County, LP	Delaware	Juno Beach, FL	Participates in a combined cycle natural gas project.
***ESI Chesapeake Power, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Dixie Valley LP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Dixie Valley, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Doswell GP, Inc.	Florida	Juno Beach, FL	Participates in combined cycle natural gas project.

Name	Jurisdiction of Incorporation	Location	Nature of Business
****Doswell I, Inc.	Florida	Juno Beach, FL	Participates in combined cycle natural gas project.
***ESI Double "C", Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI Ebensburg, Inc.	Florida	Juno Beach, FL	Participates in a coal-fired project.
***ESI Geothermal, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Hawkeye Power, LLC	Florida	Juno Beach, FL	Participates in a wind project.
***ESI Jonesboro, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Kern Front, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI LP, Inc.	Florida	Juno Beach, FL	Formed to invest in partnerships.
****ESI Ebensburg, LLC	Delaware	Juno Beach, FL	Inactive.
*****ESI Ebensburg GP, Inc.	Delaware	Juno Beach, FL	Inactive.
*****ESI Ebensburg LP, Inc.	Delaware	Juno Beach, FL	Inactive.
****ESI Montgomery County, LLC	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
*****ESI Montgomery County GP, Inc.	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
*****ESI Montgomery County LP, Inc.	Florida	Juno Beach, FL	Participates in a waste-to-energy project.
***ESI Lake Benton Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Mojave, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
****ESI Mojave LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***ESI Multitrade LP, Inc.	Florida	Juno Beach, FL	Participates in a wood-burning electric generating project.
***ESI New Bedford LLC	Delaware	Juno Beach, FL	Inactive.
***ESI New Jersey Energy GP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Northeast Energy Acquisition Funding, Inc.	Florida	Juno Beach, FL	Formed to acquire generation assets.
***ESI Northeast Energy Funding, Inc.	Florida	Juno Beach, FL	A funding corporation.
***ESI Northeast Energy GP, Inc.	Florida	Juno Beach, FL	Participate in combined cycle natural gas project.
***ESI Northeast Energy LP, Inc.	Florida	Juno Beach, FL	Participate in combined cycle natural gas project.
***ESI Northeast Fuel Management, Inc.	Florida	Juno Beach, FL	Provides fuel management services.
***ESI Ormesa Debt Holdings LLC	Delaware	Juno Beach, FL	Formed to acquire partnership interest.
***ESI Ormesa Equity Holdings LLC	Delaware	Juno Beach, FL	Participates in a geothermal project.
***ESI Ormesa Holdings I LLC	Delaware	Juno Beach, FL	Participates in a geothermal project.
***ESI Ormesa Holdings, Inc.	Florida	Juno Beach, FL	Formed to acquire partnership interest.
***ESI Ormesa IE Equity, Inc.	Florida	Juno Beach, FL	Participates in a geothermal project.
***ESI Ormesa IE Resource LLC	Florida	Juno Beach, FL	Inactive.
***ESI Ormesa IH Equity LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Ormesa IH Resource LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Philippines, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Pittsylvania, Inc.	Florida	Juno Beach, FL	Participates in a wood-burning electric generating project.
***ESI Prairie Winds GP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI Prairie Winds LP, L.L.C.	Delaware	Juno Beach, FL	Inactive.
***ESI SEMASS Corp. LP, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Sierra, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***ESI Silverado Delaware, LLC	Delaware	Juno Beach, FL	Inactive.
****ESI Silverado Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***ESI Steamboat, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI Tehachapi Acquisitions, Inc.	Florida	Juno Beach, FL	Participates in wind power projects.
***ESI Vansycle GP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Vansycle LP, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI Victory, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***ESI WTE Development, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI West Enfield, Inc.	Florida	Juno Beach, FL	Inactive.
***ESI West Texas Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***ESI West Texas Energy, Inc.	Florida	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Altamont Acquisitions LLC	Delaware	Santa Rosa, CA	Inactive.
***FPL Energy Bastrop GP, Inc.	Florida	Juno Beach, FL	Participates in a gas fired project.
***FPL Energy Bastrop LP, LLC	Delaware	Juno Beach, FL	Participates in a gas fired project.
***FPL Energy Bayswater, LLC	Delaware	Juno Beach, FL	Holding company.
****Bayswater Peaking Facility, LLC	Delaware	Juno Beach, FL	Formed to construct and own a gas peaking power facility.
***FPL Energy Bellingham, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Energy Bellingham, LLC	Florida	Juno Beach, FL	Inactive.
***FPL Energy Blue Mountain, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Cal Hydro, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Calhoun I, LLC	Delaware	Juno Beach, FL	Participates in a gas fired project.
****Calhoun Power Company I, LLC	Delaware	Juno Beach, FL	Participates in a gas fired project.
***FPL Energy California Wind, LLC	Delaware	Juno Beach, FL	Inactive.

Name	Jurisdiction of Incorporation	Location	Nature of Business
****ESI Cannon Acquisitions LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
*****Ridgetop Power Corporation	California	Juno Beach, FL	Operates a wind power project.
****FPL Energy Pacific Crest Partner, LLC	Delaware	Juno Beach, FL	Participates in a wind power project.
***FPL Energy Coldwater Creek, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Doswell Holdings, Inc.	Florida	Juno Beach, FL	Manages intangible assets.
****Doswell Funding Corporation	Florida	Juno Beach, FL	Inactive.
****UFG Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***FPL Energy East Mesa LLC	Delaware	Juno Beach, FL	Participates in geothermal project.
***FPL Energy Everett LLC	Delaware	Juno Beach, FL	Inactive.
****Northwest Power Company, LLC	Washington	Juno Beach, FL	Inactive.
***FPL Energy Forney, Inc.	Florida	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPL Energy Forney, LLC	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPLE Forney LP	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPLE Forney Pipeline, LP	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPL Energy GRP 91-2, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy GRP 92, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Geo East Mesa Partners, Inc.	Florida	Juno Beach, FL	Participates in geothermal project.
***FPL Energy Geysers Holdings I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Geysers Holdings II, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Gray County Wind, LLC	Delaware	Juno Beach, FL	Holding company.
***FPL Energy Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Hancock County Wind Farm, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Hancock County Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Illinois Wind Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Island End GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Island End LP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Joshua Falls, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kelley, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Kentucky Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Summer Shade Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Summer Shade Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Lake Benton Acquisitions, LLC	Delaware	Juno Beach, FL	Participate in a wind project.
***FPL Energy Linfield LP, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Linfield GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Livermore, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Louisiana Holdings, Inc.	Delaware	Juno Beach, FL	Inactive.
****Red River Energy Development, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy MH50 GP, LLC	Delaware	Juno Beach, FL	Participates in combined-cycle natural gas project.
***FPL Energy MH50 LP,LLC	Delaware	Juno Beach, FL	Participates in combined-cycle natural gas project.
***FPL Energy Marcus Hook LLC	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPL Energy Marcus Hook LP	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
****FPL Energy MH700, LLC	Delaware	Juno Beach, FL	Develop combined-cycle natural gas project.
***FPL Energy Mississippi Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPLE Red Bay Development, LLC	Delaware	Juno Beach, FL	Inactive.
****New Albany Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****New Albany Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Red Hill Development Company LLC	Delaware	Juno Beach, FL	Inactive.
*****Eastview Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Sandersville Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Union Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Union Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Mojave, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Mojave Operating Services, LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for wind projects.
***FPL Energy Morwind, LLC	Delaware	Juno Beach, FL	Participates in wind farm.
***FPL Energy New Mexico Wind Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy New Mexico Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy North Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Mountain Creek Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Mountain Creek Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Oklahoma Wind Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Oklahoma Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Operating Services, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects.

Name	Jurisdiction of Incorporation	Location	Nature of Business
***FPL Energy Brady Power Services, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects.
****FPL Energy CO2 Operations, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects.
****FPL Energy Calistoga Power Services, Inc.	Florida	Juno Beach, FL	Inactive.
****FPL Energy Doswell Power Services, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects.
****FPL Energy Virginia Power Services, Inc.	Florida	Juno Beach, FL	Provides operating and maintenance services and fuel procurement for projects.
***FPL Energy PRG, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Paris GP, Inc.	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Paris LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
***Intexco I LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
***Intexco I LP	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPL Energy Pecos Wind I GP, LLC	Delaware	Juno Beach, FL	Participates in a wind project.
***FPL Energy Pecos Wind I LP, LLC	Delaware	Juno Beach, FL	Participates in a wind project.
***FPL Energy Pecos Wind II GP, LLC	Delaware	Juno Beach, FL	Participates in a wind project.
***FPL Energy Pecos Wind II LP, LLC	Delaware	Juno Beach, FL	Participates in a wind project.
***FPL Energy Sacramento Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Solar Funding Corp.	Florida	Juno Beach, FL	Holding company.
***FPL Energy South Carolina Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Cherokee Falls Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Cherokee Falls Power Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Anderson, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Tennessee Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****Flint Valley Energy Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Flint Valley Energy Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Milan Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
*****Milan Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Terra, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Upton Wind I GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind I LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind II GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind II LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind III GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind III LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind IV GP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Upton Wind IV LP, LLC	Delaware	Juno Beach, FL	Participant in wind farm.
***FPL Energy Valley Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Virginia Holdings, Inc.	Florida	Juno Beach, FL	Holding company.
****FPL Energy Virginia Funding Corporation	Delaware	Wilmington, DE	Services debt.
***FPL Energy Western Development, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Westside Power, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy White Oak, LLC	Delaware	Juno Beach, FL	Inactive.
****White Oak Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Windridge Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
****Windridge LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Wisconsin Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****FPL Energy Wisconsin Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Pecos Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Rhode Island State Energy GP, Inc.	Florida	Juno Beach, FL	Participates in a natural gas project.
***FPLE Rhode Island State Energy LP, LLC	Delaware	Juno Beach, FL	Participates in a natural gas project.
***FPLE Rhode Island State Energy, L.P.	Delaware	Juno Beach, FL	Development of a natural gas project.
***FPLE Sunrise Energy Center LLC	Delaware	Juno Beach, FL	Inactive.
****Sunrise Energy Center LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Texas Wind I, LLC	Delaware	Juno Beach, FL	Inactive.
****Texas Wind Partners I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Texas Wind II, LLC	Delaware	Juno Beach, FL	Inactive.
****Texas Wind Partners II, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing GP, LLC	Delaware	Juno Beach, FL	Inactive.
***FPLE Upton Leasing LP, LLC	Delaware	Juno Beach, FL	Inactive.
***Harper Lake Acquisitions, Inc.	Florida	Juno Beach, FL	Inactive.

Name	Jurisdiction of Incorporation	Location	Nature of Business
***Harper Lake Holdings, Inc.	Florida	Juno Beach, FL	Inactive.
***Harper Lake Management, Inc.	Florida	Juno Beach, FL	Inactive.
***High Desert Land Acquisition LLC	Delaware	Juno Beach, FL	Inactive.
***High Winds Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
****High Winds, LLC	Delaware	Juno Beach, FL	Inactive.
***Hyperion IX, Inc.	Florida	Juno Beach, FL	Participates in a solar electric generating system.
****HLC IX Company	California	Juno Beach, FL	Participates in a solar electric generating system.
***Hyperion VIII, Inc.	Florida	Juno Beach, FL	Participates in a solar electric generating system.
****Harper Lake Company VIII	California	Juno Beach, FL	Participates in a solar electric generating system.
***KM Acquisitions, LLC	Delaware	Juno Beach, FL	Inactive.
****KM Acquisitions X GP, LLC	Delaware	Juno Beach, FL	Inactive.
****KM Acquisitions XI GP, LLC	Delaware	Juno Beach, FL	Inactive.
****KM Acquisitions XII GP, LLC	Delaware	Juno Beach, FL	Inactive.
****KM Acquisitions XIII GP, LLC	Delaware	Juno Beach, FL	Inactive.
***LET Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***MES Financial Corp.	Delaware	Wilmington, DE	Manages intangible assets.
***Midway Power, LLC	Delaware	Juno Beach, FL	Inactive.
***NG Acquisition L.L.C.	Florida	Juno Beach, FL	Inactive.
****Nevada Geothermal Holdings L.L.C.	Florida	Juno Beach, FL	Inactive.
***Northern Cross Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***Northern Great Plains Wind, LLC	Delaware	Juno Beach, FL	Inactive.
***Oconee River Development Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Oconee River Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Opal Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***Pacific Power Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***Philadelphia Refinery Generation, LLC	Delaware	Juno Beach, FL	Inactive.
***Southern Sierra Power, LLC	Delaware	Juno Beach, FL	Inactive.
***Sullivan Street Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
***Timber Creek Power Company, LLC	Delaware	Juno Beach, FL	Inactive.
****Chaplin's Acreage Transmission Company, LLC	Delaware	Juno Beach, FL	Inactive.
***Tower Associates, LLC	Delaware	Juno Beach, FL	Inactive.
**FPL Energy East Mesa Holdings LLC	Delaware	Juno Beach, FL	Participates in a geothermal project.
**FPL Energy Maine, Inc.	Delaware	Juno Beach, FL	Participates in generation assets.
***FPL Energy Maine Holdings, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Maine Operating Services LLC	Delaware	Juno Beach, FL	Provides operating and maintenance services for a power company.
***FPL Energy Spruce Point LLC	Delaware	Juno Beach, FL	Provider of services for fossil and hydro generation facilities.
**FPL Energy Power Marketing, Inc.	Florida	Juno Beach, FL	Provides retail marketing services.
**FPL Energy Project Management, Inc.	Florida	Juno Beach, FL	Provides employee services.
***Blythe Project Management, LLC	Delaware	Juno Beach, FL	Construction agent for a gas-fired merchant facility.
**FPL Group International, Inc.	Florida	Juno Beach, FL	Formed to invest in international power projects.
***FPL Energy Brazil I, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Energy Brazil II, LLC	Delaware	Juno Beach, FL	Inactive.
***FPL Group Argentina, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL Group International South America II, Inc.	Florida	Juno Beach, FL	Inactive.
****FPL Group International Brazil (Cayman) I, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
****FPL Group International Brazil (Cayman) II, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
***FPL Group International South America, Inc.	Florida	Juno Beach, FL	Inactive.
****FPL Group International Brazil (Cayman) I, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
****FPL Group International Brazil (Cayman) II, Inc.	Cayman	Cayman Islands, B.W.I.	Inactive.
***FPL Mamonal, Inc.	Florida	Juno Beach, FL	Inactive.
***FPL-I TPP, Inc.	Florida	Juno Beach, FL	Inactive.
***Karaha Bodas Investment Corp.	Cayman	Cayman Islands, B.W.I.	Formed to participate in a geothermal project in Indonesia.
**Square Lake Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*FPL FiberNet, LLC	Delaware	Miami, FL	Exempt telecommunications company.
*FPL Group Holdings 1, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Group Holdings 2, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Holdings Inc	Florida	Juno Beach, FL	Holds certain fixed assets used by FPL Group.
**Colonial Penn Capital Holdings, Inc.	Delaware	Juno Beach, FL	Holds the stock of Bay Loan and Investment Bank.

Name	Jurisdiction of Incorporation	Location	Nature of Business
*FPL Investments Inc	Florida	Juno Beach, FL	Manages a leveraged lease portfolio.
*HJT Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
**SRM Investments, L.P.	Delaware	Wilmington, DE	Manages intangible assets.
***EMB Investments, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*LCR Holdings, Inc.	Delaware	Wilmington, DE	Manages intangible assets.
*Palms Insurance Company, Limited	Cayman	Cayman Islands, B.W.I.	Operates as a captive insurance company primarily engaged in reinsuring liability insurance coverage for FPL Group, Inc. and its subsidiaries.
*Praxis Group, Inc.	Delaware	Miami, FL	Holds certain immaterial assets and liabilities, but no longer actively in business.
*QualTec Professional Services, Inc.	Florida	Juno Beach, FL	Inactive.
*Turner Foods Corporation	Florida	Punta Gorda, FL	Holding company.
*West Boca Security, Inc.	Delaware	Wilmington, DE	Holds note receivable.
FPL GROUP FOUNDATION, INC.	Florida	Juno Beach, FL	Formed to become a nonprofit corporation for charitable purposes.
FLORIDA POWER & LIGHT COMPANY	Florida	Juno Beach, FL	Electric utility company.
*FPL Enersys, Inc.	Florida	Juno Beach, FL	Formed to pursue opportunities for development or acquisition of energy systems.
**FPL Energy Services II, Inc.	Florida	Juno Beach, FL	Inactive.
*FPL Historical Museum, Inc.	Florida	Juno Beach, FL	A not-for-profit corporation formed to collect and preserve tangible objects that help interpret or describe the history of Florida Power & Light Company.
*KPB Financial Corp.	Delaware	Wilmington, DE	Formed to manage intangible assets.
WCB HOLDING CORP.	Delaware	Juno Beach, FL	Inactive.